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This is a last-mile distribution center — and it has this name because it's the "last mile" of the shipping process before a good is delivered to a retailer or customer. They're strategically constructed just outside of large urban population centers — like where I live here in Nashville, TN.



Now more than ever consumers like you and me are purchasing online and expecting our packages to be delivered within days — which means these distribution centers are very important. I mean thinking about it, between Halloween and Christmas how many packages did you have delivered to your house? I counted this for myself and the number was 14! Haha.



**austinhankwitz** ✓
Austin Hankwitz · 4-22

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No, seriously — Shopify's gross merchandise value now makes up 1% of the entire US GDP, which makes investing into these things something I'm very interested in learning more about.





https://fundriseintervalfund.com
FUNDRISE
Fundrise Flagship Real Estate Fund
Flagship Real Estate Fund
Open
Real estate
Our Flagship Real Estate Fund is designed to deliver long-term appreciation from a
portfolio of our most favored real estate investment strategies: build-for-rent housing
communities and multifamily and industrial assets in the Sunbelt.
4.6%
3-year annualized return
$1.1B
Net asset value (NAV)
0.22%
Annualized distribution rate
Fund strategy
Simulated return
Historical return
Assets
Literature
Fund strategy
The Flagship Real Estate Fund is designed to deliver long-term appreciation
diversified portfolio of our most favored real estate investment strategies.
The fund primarily invests in real estate across the Sunbelt, with a focus on
to-rent (BFR) single-family home communities, multifamily, and industrial.
378
27
42
16
01:07
austinhankwitz
Austin Hankwitz · 4-22
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The Fundrise Flagship Fund recently invested $44 million into the acquisition of one of these facilities in Las Vegas, Nevada — it's 400,000 square feet and is currently being used by a tenant specializing in e-commerce order fulfillment for major, national clients. And here's another one they did in Arizona for $27M. Now, the Flagship Fund is a multi-billion dollar fund that's designed to deliver long-term appreciation from a diversified portfolio of their most favored real estate strategies — including last-mile distribution centers as you can see right here.

**Rich Habits Wealth Building Blueprint**
4-module course: master the essential components of building wealth and retiring a millionaire.

$45 ★ 5.0

⚡ **GET THE COURSE** ⚡

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Fundrise Real Estate Investing

My Free Budgeting Template!

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing
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**austinhankwitz** ✓
Austin Hankwitz · 4-22

**Follow**

Remember this is just one facility of many others as part of a broader diversified strategy. To learn more about and invest into the flagship fund as well as those last mile distribution centers click here on my Stan store.



**austinhankwitz** ✓

Austin Hankwitz · 4-22

Last-mile distribution centers are becoming increasingly important as more and more Americans rely on e-commerce to power their daily lives. Between these distribution centers, build-for-rent single-family homes, and multi-family apartments — the Fundrise Flagship Fund is designed to deliver long-term appreciation from a diversified portfolio of different real estate strategies. #FundrisePartner

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's propspectus fundrise.com/flagship. Read them carefully before investing. #FlagshipFundMarketing

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This is a last-mile distribution center — and it has this name because it's the "last mile" of the shipping process before a good is delivered to a retailer or customer. They're strategically constructed just outside of large urban population centers — like where I live here in Nashville, TN.



Now more than ever consumers like you and me are purchasing online and expecting our packages to be delivered within days — which means these distribution centers are very important. I mean thinking about it, between Halloween and Christmas how many packages did you have delivered to your house? I counted this for myself and the number was 14! Haha.


hibit 99.1 Press Release Q4 20
https://s27.q4cdn.com/572064924/files/doc_financials/2023/q4/Exhibit-99-1-Press-Rel
Exhibit 99.1 Press Release Q4 2023
4

quarter of 2022

- **Cash and marketable securities** were $5.( position of $4.1 billion after consideration of

ıll-Year Financial Highlights

- **Gross Merchandise Volume** increased 20% year
- **Total revenue** increased 26% to $7.1 billion grew 27% to $5.2 billion, and **Subscription S**
- **Gross Payment Volume** was $137.0 billion, billion or 54% for 2022
- **Gross profit** dollars grew 28% to $3.5 billion was 49.8% compared to 49.2% in 2022, drive business, the pricing changes on standard pl which were partially offset by the continued gr
- **Free cash flow**[4] was $905 million comp tc
- **Free cash flow margin**[4] was 13% compared t

No, seriously — Shopify's gross merchandise value now makes up 1% of the entire US GDP, which makes investing into these things something I'm very interested in learning more about.


Assets | Fundrise
Fundrise
Fundrise
Fundrise
https://fundriseintervalfund.com
FUNDRISE
Fundrise Flagship Real Estate Fund
Flagship Real Estate Fund
Open
Real estate
Our Flagship Real Estate Fund is designed to deliver long-term appreciation from a div
portfolio of our most favored real estate investment strategies: build-for-rent housing
communities and multifamily and industrial assets in the Sunbelt.
4.6%
3-year annualized return
$1.1B
Net asset value (NAV)
0.22%
Annualized distribution rate
Fund strategy
Simulated return
Historical return
Assets
Literatur
Fund strategy
The Flagship Real Estate Fund is designed to deliver long-term appre
diversified portfolio of our most favored real estate investment str
The fund primarily invests in real estate across the Sunbelt, with a focus on bu

The Fundrise Flagship Fund recently invested $44 million into the acquisition of one of these facilities in Las Vegas, Nevada — it's 400,000 square feet and is currently being used by a tenant specializing in e-commerce order fulfillment for major, national clients. And here's another one they did in Arizona for $27M. Now, the Flagship Fund is a multi-billion dollar fund that's designed to deliver long-term appreciation from a diversified portfolio of their most favored real estate strategies — including last-mile distribution centers as you can see right here.


Rich Habits Wealth Building Blueprint
4-module course: master the essential components of building wealth and retiring a millionaire.
$45 ★ 5.0
GET THE COURSE
Explore LendingTree's Offers
Fundrise Real Estate Investing
My Free Budgeting Template!
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
rivacy Policy

Remember this is just one facility of many others as part of a broader diversified strategy. To learn more about and invest into the flagship fund as well as those last mile distribution centers click here on my Stan store.



**witz.business** · Follow
Original audio



**witz.business** 1w
Last-mile distribution centers are becoming increasingly important as more and more Americans rely on e-commerce to power their daily lives. Between these distribution centers, build-for-rent single-family homes, and multi-family apartments — the Fundrise Flagship Fund is designed to deliver long-term appreciation from a diversified portfolio of different real estate strategies. #FundrisePartner

Carefully consider investment objectives, risks, charges, and other expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #FlagshipFundMarketing